

January 11, 2011

By U.S. Mail

Mr. David R. Koos
Chief Executive Officer
Entest Biomedical, Inc.
4700 Spring Street, Suite 203
La Mesa, California 91942

Re: Form 10-K for the Fiscal Year Ended August 31, 2010
Filed November 16, 2010
Form 10-K/A for the Fiscal Year Ended August 31, 2010
Filed December 23, 2010
File No. 333-154989

Dear Mr. Koos:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing any information you provide in response to these comments, we may have additional comments.

Form 8-K Filed December 27, 2010

        We note in your Form 8-K filed on December 27, 2010, that you entered into an agreement to acquire certain assets of McDonald Animal Hospital and entered into an employment agreement with Dr. Gregory McDonald DVM. Please tell us how you considered Item 2.01(f) of Form 8-K in providing the disclosures required therein within your Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services